Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—April 2004

	Series	2000-1
	Deal Size	$750 MM
	Expected Maturity	07/15/05

Yield		16.91%
Less:	Coupon	1.40%
	Servicing Fee	1.50%
	Net Credit Losses	6.18%
	Excess Spread:
	April-04	7.83%
	March-04	7.74%
	February-04	8.23%
	Three month Average Excess Spread	7.93%

	Delinquency:
	30 to 59 days	0.96%
	60 to 89 days	0.70%
	90 + days	1.57%
	Total	3.23%

	Payment Rate	10.22%